UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 11, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Acorda Therapeutics, Inc.

File Nos. 333-128827 & 000-50513 - CF#35047

Acorda Therapeutics, Inc. submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits to a Form S-1 registration statement Filed October 5, 2005, as amended on January 25, 2006, Form 10-Q filed on May 9, 2011 and Form 10-Q filed May 9, 2014.

Based on representations by Acorda Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.1	10-Q	May 9, 2014	May 6, 2030
10.2	10-Q	May 9, 2014	May 6, 2030
10.60	10-Q	May 9, 2011	May 6, 2030
10.18	S-1/A	January 25, 2006	May 6, 2030
10.19	S-1/A	January 25, 2006	May 6, 2030
10.20	S-1/A	January 25, 2006	May 6, 2030
10.23	S-1/A	January 25, 2006	May 6, 2030
10.25	S-1/A	January 25, 2006	May 6, 2030
10.26	S-1/A	January 25, 2006	May 6, 2030
10.27	S-1/A	January 25, 2006	May 6, 2030

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Vanessa A. Countryman
Secretary